EXHIBIT 23B

                      Consent of Deloitte & Touche LLP


          We consent to incorporation by reference in the Registration Statement of Mentor Graphics Corporation on Form S-3 of our report dated April 28, 1995, relating to the consolidated balance sheets of Microtec Research, Inc. and subsidiaries as of March 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 1995, which report appears in the Proxy Statement/Prospectus dated January 11, 1996 of Mentor Graphics Corporation filed pursuant to Rule 424(b) under the Securities Act of 1933 and to the reference to our firm under the heading "Experts" in the Prospectus, which is a part of this Registration Statement.


DELOITTE & TOUCHE LLP

San Jose, California
January 17, 1996